

D90/COMP SEC/CW
10 March 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA



Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 14th December 2004 to the 31st January 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 14th December 2004 to the 31st January 2005.

1. Announcement dated 14th December 2004 regarding FRN Variable Rate Fix
2. Announcement dated 16th December 2004 regarding Director Shareholding
3. Announcement dated 5th January 2005 regarding Director Shareholding
4. Announcement dated 6th January 2005 regarding FRN Variable Rate Fix – Amendment
5. Announcement dated 7th January 2005 regarding Notification of Interests of Directors
6. Announcement dated 18th January 2005 regarding FRN Variable Rate Fix
7. Announcement dated 19th January 2005 regarding Boots Q3 Trading Statement
8. Announcement dated 19th January 2005 regarding FRN Variable Rate Fix – Amendment
9. Announcement dated 20th Janury 2005 regarding Director Shareholding
10. Announcement dated 20th January 2005 regarding Transaction in Own Shares
11. Announcement dated 21st January 2005 regarding Transaction in Own Shares
12. Announcement dated 24th January 2005 regarding Transaction in Own Shares
13. Announcement dated 25th January 2005 regarding Transaction in Own Shares
14. Announcement dated 26th January 2005 regarding Transaction in Own Shares
15. Announcement dated 27th January 2005 regarding Transaction in Own Shares
16. Announcement dated 28th January 2005 regarding Transaction in Own Shares
17. Announcement dated 31st January 2005 regarding Transaction in Own Shares


THOMSON
FINANCIAL

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



Documents filed by Boots Group PLC with the Registrar of Companies from 10th December 2004 to the 14th January 2005.

1. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 23rd December 2004)
2. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 7th January 2005)
3. Two forms 169 in respect of Returns by a company purchasing its own shares (filed 14th January 2005)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



RECEIVED
2005 MAR 15 A 9:[illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

D90/COMP SEC/CW
10 March 2005

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 14th December 2004 to the 31st January 2005 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 14th December 2004 to the 31st January 2005.

1. Announcement dated 14th December 2004 regarding FRN Variable Rate Fix
2. Announcement dated 16th December 2004 regarding Director Shareholding
3. Announcement dated 5th January 2005 regarding Director Shareholding
4. Announcement dated 6th January 2005 regarding FRN Variable Rate Fix – Amendment
5. Announcement dated 7th January 2005 regarding Notification of Interests of Directors
6. Announcement dated 18th January 2005 regarding FRN Variable Rate Fix
7. Announcement dated 19th January 2005 regarding Boots Q3 Trading Statement
8. Announcement dated 19th January 2005 regarding FRN Variable Rate Fix – Amendment
9. Announcement dated 20th Janury 2005 regarding Director Shareholding
10. Announcement dated 20th January 2005 regarding Transaction in Own Shares
11. Announcement dated 21st January 2005 regarding Transaction in Own Shares
12. Announcement dated 24th January 2005 regarding Transaction in Own Shares
13. Announcement dated 25th January 2005 regarding Transaction in Own Shares
14. Announcement dated 26th January 2005 regarding Transaction in Own Shares
15. Announcement dated 27th January 2005 regarding Transaction in Own Shares
16. Announcement dated 28th January 2005 regarding Transaction in Own Shares
17. Announcement dated 31st January 2005 regarding Transaction in Own Shares



Documents filed by Boots Group PLC with the Registrar of Companies from 10th December 2004 to the 14th January 2005.

1. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 23rd December 2004)
2. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 7th January 2005)
3. Two forms 169 in respect of Returns by a company purchasing its own shares (filed 14th January 2005)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:49 31-Jan-05
Number	0210I

31st January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 31st January 2005, Boots Group PLC acquired 200,000 Ordinary shares in the company for cancellation. The price paid was 671.7009p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:48 28-Jan-05
Number	9596H

28th January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th January 2005, Boots Group PLC acquired 300,000 Ordinary shares in the company for cancellation. The price paid was 667.0583p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:21 27-Jan-05
Number	9046H

27th January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th January 2005, Boots Group PLC acquired 500,000 Ordinary shares in the company for cancellation. The price paid was 670.4957p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:01 26-Jan-05
Number	8483H

26th January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th January 2005, Boots Group PLC acquired 350,000 Ordinary shares in the company for cancellation. The price paid was 673.7719p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:13 25-Jan-05
Number	7909H

25h January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25h January 2005, Boots Group PLC acquired 450,000 Ordinary shares in the company for cancellation. The price paid was 675.7091p per ordinary share.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:04 24-Jan-05
Number	7386H

24th January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th January 2005, Boots Group PLC acquired 175,000 ordinary shares in the company for cancellation. The price paid was 670.2491p per ordinary share.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:02 21-Jan-05
Number	6852H

21st January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st January 2005, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 671.5037p per ordinary share.

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:02 20-Jan-05
Number	6301H

20th January 2005

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th January 2005, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 667.12p per ordinary share.

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:06 20-Jan-05
Number	6238H

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

665p

13) Date of transaction

17th January 2005

14) Date company informed

20th January 2005 (Notified by Administrators)

15) Total holding following this notification

179,682

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th January 2005..........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

665p

13) Date of transaction

17th January 2005

14) Date company informed

20th January 2005 (Notified by Administrators)

15) Total holding following this notification

185,424

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.... 20th January 2005..........................

END

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Regulatory Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix - Amendment
Released	07:06 19-Jan-05
Number	2005011800

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 300,000,000.00
MATURING: 19-Oct-2007
ISSUE DATE: 19-Oct-2004
ISIN: XS0203229934

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 19-Jan-2005 TO 19-Apr-2005 HAS BEEN FIXED AT 2.493000 PCT.

DAY BASIS 90/360

INTEREST PAYABLE VALUE 19-Apr-2005 WILL AMOUNT TO
EUR 6.23 PER EUR 1,000.00 DENOMINATION.
EUR 62.33 PER EUR 10,000.00 DENOMINATION.
EUR 623.25 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Boots Q3 Trading Statement
Released	07:00 19-Jan-05
Number	5269H

RNS Number:5269H
Boots Group PLC
19 January 2005

19 January 2005

Q3 Trading Statement

Boots Group PLC today announces its trading results for the quarter ended 31st December 2004.

Sales and Growth Rates by Category

	Q3 Total %	Q3 LFL %
Boots The Chemists		
Health	4.7	4.2
Beauty and Toiletries	2.7	0.7
Lifestyle	6.3	5.9
Total	4.2	2.6

	Reported %	Comparable basis* %
Boots Healthcare International	2.3	3.7

* comparable basis adjusted for currency movements and the disposal of a portfolio of small non-core brands in Australia

Chief Executive Officer, Richard Baker commented:

"Boots The Chemists traded successfully during the quarter by focusing on giving customers good products, excellent value and better availability. We grew sales, maintained gross margins and built share in a highly competitive market.

Although there remains much to do on our change programme and consumer spending across the high street is subdued, we are progressing well in making Boots more modern, competitive and efficient."

Boots The Chemists - Good trading performance

Boots The Chemists sales increased by 4.2% to £1.45bn (last year £1.39bn) with like for like growth of 2.6%. Growth was broadly based with strong contributions from dispensing, cosmetics and fragrance, seasonal merchandise and baby categories.

The trends identified at the half year continued. Sales benefited from a 4.1% increase in the volume of units sold and from a positive sales mix which

contributed a further 2.5%. Overall deflation was 2.4%, reflecting lower prices in the most competitive categories and better value Christmas gift ranges.

Transactions in the quarter were up 3.8% (2.4% like for like) with average transaction value down 0.4% at £10.89. Measured footfall was 2% higher than last year.

The stock position is in line with expectations with clearance activity progressing well.

Healthcare

Dispensary sales were up 7.2% with volumes up 6.5% and average item value 0.7% higher. This continued the strong performance seen in the first half with growth believed to be at, or slightly above, market levels.

Sales of over the counter medicines were up 0.6% due to a flat market resulting from the low incidence of cough and cold.

Beauty and Toiletries

Market share was maintained or improved across the category. Toiletries sales were 0.8% lower than the same period last year due to investment in lower prices for customers. Electrical beauty product sales were down 4.2% against the strong Christmas performance last year. Premium cosmetics and fragrance sales were strong, up 6.1% and 9.0% respectively, showing the benefit of the investment in larger stores earlier this year.

Lifestyle

The Lifestyle category recorded a very strong performance. Major contributors were 8% growth in seasonal gift lines due to extended ranges, especially toys and games, increased space and a bigger 'Mix & Match' offer and another strong quarter of baby items, up 13.3%. Sales in photo continued to decline.

Gross margin

Gross margin percentage for the quarter was maintained at the same level as last year due to better buying and an improved management of mix.

Outlook

Management expect consumer spending will remain subdued in the final quarter although full year operating profit for Boots The Chemists is anticipated to be broadly in line with current market expectations. Gross margin percentage for the year is anticipated to be slightly better than the guidance previously given.

Implementation risk remains as major change programmes resume following Christmas.

Boots Healthcare International

Boots Healthcare International sales were up 3.7% on a comparable basis in the third quarter. Sales growth was held back by German healthcare reforms, production issues which are now resolved and low incidence of flu in Europe.

Adverse exchange rate movements and the disposal of non-core brands, are likely to result in operating profits for the year between £80 and £85 million.

Other Group Businesses

The market in which the Boots Opticians business operates remains extremely competitive and operating profit for the year is expected to be in the range £4

- 6m. The exit from the Dentistry and Lasik businesses is progressing well and costs are in line with previous guidance.

Richard Baker, Chief Executive Officer and Howard Dodd, Chief Financial Officer will host a conference call for analysts at 08.30 GMT.

UK dial in number: 020 7081 9472

A replay facility will be available for seven days:
UK dial in number: 020 7081 9440
International number: +44 (0) 20 7081 9440
Account number: 352823
Recording number: 501091

For further information please contact:

Investor Relations
Chris Laud
Tel: +44 (0) 115 968 7080
Mobile: +44 (0) 7811 460611

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:05 18-Jan-05
Number	2005011700

Boots Group Plc

RE: BOOTS GROUP PLC
EUR 300,000,000.00
MATURING: 19-Oct-2007
ISSUE DATE: 19-Oct-2004
ISIN: XS0203229934

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 19-Jan-2005 TO 19-Apr-2005 HAS BEEN FIXED AT 2.493000 PCT.

DAY BASIS 90/360

INTEREST PAYABLE VALUE 19-Apr-2005 WILL AMOUNT TO
EUR 6.23 PER EUR 1,000.00 DENOMINATION.
EUR 62.32 PER EUR 10,000.00 DENOMINATION.
EUR 623.25 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Announcement Details

Company	Headline	Embargo	Last Update
Boots Group PLC	Director Shareholding		16:34 7 Jan 05

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficia in the case of an individual holder if it is a holding of that person's spou under the. age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

651p

13) Date of transaction

23rd December 2004

14) Date company informed

7th January 2005 (Notified by Administrators)

15) Total holding following this notification

179,664

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the fo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held
following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....7th January 2005..........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficia in the case of an individual holder if it is a holding of that person's spou under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

651p

13) Date of transaction

23rd December 2004

14) Date company informed

7th January 2005 (Notified by Administrators)

15) Total holding following this notification

185,405

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the fo

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification..... 7th January 2005..........................

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix - Amendment
Released	07:05 06-Jan-05
Number	2005010500

Boots Group Plc

RE: BOOTS GROUP PLC
JPY 1,000,000,000.00
MATURING: 10-Dec-2008
ISSUE DATE: 09-Dec-2004
ISIN: XS0207639732

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 10-Dec-2004 TO 10-Jun-2005 HAS BEEN FIXED AT 0.316250 PCT.

DAY BASIS 182/360

INTEREST PAYABLE VALUE 10-Jun-2005 WILL AMOUNT TO JPY 159,882.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:27 05-Jan-05
Number	0258H

On 5th January 2005, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 8,015 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.13. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 8,015.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:22 16-Dec-04
Number	4796G

BOOTS GROUP PLC

16th December 2004

NOTIFICATION OF DIRECTORS INTERESTS

As at 16th December 2004, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 9,866 as a result of purchases, sales and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase made on 18th November 2004 under the Share Investment Plan of the All-Employee Share Scheme of 21,099 shares at a price of 637p per share. This represents approximately 0.00013% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has fallen to 4,656,990 representing approximately 0.63% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 4,055,166.

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	FRN Variable Rate Fix
Released	07:08 14-Dec-04
Number	2004121300

Boots Group Plc

RE: BOOTS GROUP PLC
JPY 1,000,000,000.00
MATURING: 10-Dec-2008
ISSUE DATE: 09-Dec-2004
ISIN: XS0207639732

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 10-Dec-2004 TO 10-Jun-2005 HAS BEEN FIXED AT 0.066250 PCT.

DAY BASIS 182/360

INTEREST PAYABLE VALUE 10-Jun-2005 WILL AMOUNT TO JPY 33,493.00 PER JPY 100,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

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Return by a company purchasing its own shares



CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	100,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	06/12/04	07/12/04	09/12/04
Maximum prices paid § for each share	£6.2792	£6.3843	£6.39194
Minimum prices paid § for each share	£6.2792	£6.3843	£6.39194

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,306,281.37
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	19,035.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver, Receiver (Scotland) as appropriate

Signed   Designation ‡   Date

Presentor's name address and reference (if any)

For official use

Post room



Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	150,000	200,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	13/12/04	14/12/04	15/12/04
Maximum prices paid § for each share	£6.41111	£6.37778	£6.35412
Minimum prices paid § for each share	£6.41111	£6.37778	£6.35412

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,514,980.57
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	17,575.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver, Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date

Presentor's name address and reference (if any)

For official use
General Section

Post room



COMPANIES FORM No. 169

Return by a company purchasing its own shares



169

CHFP029



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	100,000	50,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	30/11/04	01/12/04	03/12/04
Maximum prices paid § for each share	£6.29222	£6.3086	£6.28755
Minimum prices paid § for each share	£6.29222	£6.3086	£6.28755

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	2,520,317.31
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	12,605.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡

Date

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP029



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.



Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	350,000	500,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	19/11/04	22/11/04	23/11/04
Maximum prices paid § for each share	£6.523	£6.4398	£6.3625
Minimum prices paid § for each share	£6.523	£6.4398	£6.3625

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	6,148,411.81
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	30,745.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed　　Designation ‡　　Date

Presentor's name address and reference (if any) :

For official Use
General Section　　Post room



Return by a company purchasing its own shares

169

CHFP029





Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only





Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	150,000	250,000	150,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/11/04	25/11/04	26/11/04
Maximum prices paid § for each share	£6.33604	£6.34414	£6.33132
Minimum prices paid § for each share	£6.33604	£6.34414	£6.33132

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,491,371.21
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	17,460.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡

Date

Presentor's name address and reference (if any) :

For official use
General Section

Post room

COMPANIES FORM No. 169

G 169

Return by a company purchasing its own shares



CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For Inland Revenue use only



Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (**Address overleaf**)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	485,000	200,000	600,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	15/11/04	17/11/04	18/11/04
Maximum prices paid § for each share	£6.56757	£6.655229	£6.554342
Minimum prices paid § for each share	£6.56757	£6.655229	£6.554342

The Aggregate amount paid by the company for the shares to which this return relates was:	£	8,461,598.34
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	42,310.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡  Date

Presentor's name address and reference (if any) :

For official Use
General Section

Post room



Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For Inland Revenue use only



Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	450,000	200,000	400,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	10/11/04	11/11/04	12/11/04
Maximum prices paid § for each share	£6.698096	£6.665	£6.613325
Minimum prices paid § for each share	£6.698096	£6.665	£6.613325

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	7,002,964.91
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	35,015.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡  Date

Presentor's name address and reference (if any) :

For official use
General Section

Post room

G 169

Return by a company purchasing its own shares

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	350,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	05/11/04	08/11/04	09/11/04
Maximum prices paid § for each share	£6.693543	£6.625776	£6.6499
Minimum prices paid § for each share	£6.693543	£6.625776	£6.6499

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	8,994,051.92
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	44,975.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed  Designation ‡ Date

Presentor's name address and reference (if any) :

For official Use
General Section

Post room